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                             April 29, 2024

       Fernando Castro-Caratini
       Chief Financial Officer
       Sun Communities, Inc.
       27777 Franklin Road, Suite 300
       Southfield, MI 48034

                                                        Re: Sun Communities,
Inc.
                                                            Form 10-K for the
year ended December 31, 2023
                                                            File No. 001-12616

       Dear Fernando Castro-Caratini:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comment.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Form 10-K for the year ended December 31, 2023

       Notes to Consolidated Financial Statements
       1. Significant Accounting Policies
       Investment Property
       Impairment of long-lived assets, page F-14

   1. We note your disclosure that you estimate the fair value of your long-lived assets based on undiscounted future
cash flows and any potential disposition proceeds for a given asset.
                                                        Please tell us how you
determined it was unnecessary to use discounted future cash flows.
                                                        Please refer to ASC
820-10.
              In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Please contact Peter McPhun at 202-551-3581 or Jennifer Monick at 202-551-3295 with any questions.
 Fernando Castro-Caratini
Sun Communities, Inc.
April 29, 2024
Page 2




FirstName LastNameFernando Castro-Caratini   Sincerely,
Comapany NameSun Communities, Inc.
                                             Division of Corporation Finance
April 29, 2024 Page 2                        Office of Real Estate &
Construction
FirstName LastName